November 30, 2009
VIA EDGAR
Linda Cvrkel
Claire Erlanger
Securities and Exchange Commission
100 Fifth Street, N.E., Mail Stop 3561
Washington, D.C. 20549
Re: The Andersons, Inc.
Form 10-K for the year ended December 31, 2008
Filed February 27, 2008
File No. 000-20557
Dear Ms. Cvrkel:
              This letter is provided in response to the written comments received from the Staff of the Division of Corporation Finance on November 17, 2009 with regard to the Form 10-K for the fiscal year ended December 31, 2008.
              In connection with our Form 10-K for the fiscal year ended December 31, 2008, we acknowledge that:
•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Form 10-K for the year ended December 31, 2008
General
SEC COMMENT:
1.	Please tell us why you have not checked the box indicating that disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not included.
REGISTRANT RESPONSE:
We did not check the box because we did in fact disclose four instances of late filings in 2008 in our Definitive Proxy Statement on Schedule 14A under the heading Compliances with Section 16(a) of the Securities Exchange Act of 1934.

Note 3. Equity Method Investments and Related Party Transactions
SEC COMMENT:
2.	We note from your disclosure in Note 3 that based on the amount of loss recognized from the Company’s equity method investment in The Andersons Marathon Ethanol LLC (“TAME”) for the year ended December 31, 2008, it appears that TAME may be considered a significant equity method investment under Rule 3-09 of Regulation S-X and financial statements of the entity would be required to be filed. Please revise to file the appropriate financial statements required under Rule 3-09 of Regulation S-X or alternatively tell us why you do not believe you are required to do so.
REGISTRANT RESPONSE:
The Company’s investment in The Andersons Marathon Ethanol LLC (“TAME”) is owned by a majority owned subsidiary of the Company. The Company owns 66% of this subsidiary and a noncontrolling interest owns 34%. When we performed the significant subsidiary test on the investment in TAME in accordance with Rule 1-02(w)(3) of SEC Regulation S-X, we used the Company’s equity in income from the continuing operations of TAME exclusive of the amount attributable to the noncontrolling interest. Following is our calculation:

(in thousands)	December 31, 2008
TAME equity income (loss) recorded in the consolidated statements	$(15,386)
Percent attributable to the Company	66%
Income (loss) attributable to the Company	$(10,155)
Initial Denominator (pre-tax income)	$49,366
Updated Denominator (a)	$59,520
Percentage	-17.06%

(a)	Per Rule 1-02 of SEC Regulation S-X, in situations where there is a loss figure for either (i) the parent and its consolidated subsidiaries or (ii) the tested subsidiary (but not both), the denominator for the income test should exclude the parent’s and its other subsidiaries’ equity in the income or loss from continuing operations before income taxes.
The calculation under Rule 1-02(w)(1) of SEC Regulation S-X is as follows:

(in thousands)	December 31, 2008
Investment in TAME recorded in the consolidated statements	$29,777
Percent attributable to the Company	66%
Investment in TAME attributable to the Company	$19,652
Total assets of the Company	$1,308,773
Percentage	1.50%

Based on these calculations, the Company concluded that its equity investment in TAME was not considered a significant equity method investment under Rule 3-09 of Regulation S-X and financial statements of the entity were not required to be filed. In future filings we will clearly describe the structure of our investment in TAME and state that we directly own 33% of that entity.
Form 10-Q for the quarter ended June 30, 2009
Management’s Discussion and Analysis
SEC COMMENT:
3.	We note from your disclosure on page 21 of your MD&A section that overall railroad traffic is down 20% in the first six months of 2009 compared to the same period in 2008 and the current economic situation has caused a significant decrease in demand as the Company has had to store many of its cars. In light of this disclosure, please explain to us if you have performed an impairment analysis on your owned railroad cars subsequent to December 31, 2008. If you have not, please explain to us why you believe an impairment analysis is not required.
REGISTRANT RESPONSE:
Railcars have statutory lives of either 40 or 50 years (measured from the date built). The Company has historically purchased older cars resulting in railcars with shorter remaining useful lives but with lower carrying values as older cars are less expensive to purchase.
For the quarter ended June 30, 2009, the Company’s management discussed the decrease in railroad traffic within the rail industry and the average utilization rate for the Company’s Rail Group, which dropped to 80.6% from 92.7% at December 31, 2008. Management did not believe that a triggering event had occurred in spite of the decrease in utilization due to the Company’s belief that the market decline is a short-term, temporary decline in relation to the longer useful lives of the Company’s railcar assets, the low carrying values of the railcars in the Company’s fleet and the fact that the railcar leasing business is still forecasted to be profitable for the year. The average remaining useful life of the idle cars in the Company’s rail fleet at June 30, 2009 was 17 years. Due to the nature of the long-lived assets we use in our Rail Group (low carrying values; 17 year average remaining useful lives), the current economic situation impacting the Rail industry would have to persist on a long-term basis for our long-lived assets to be impaired and we do not believe this will occur.
Although it was determined that a triggering event had not occurred, the Company did perform an analysis of the estimated undiscounted future cash flows of each of its individual idle railcars compared to the carrying values at June 30, 2009. Assumptions were made as to average utilization over the remaining useful life, average monthly lease rates, average monthly maintenance expense and average scrap value at the end of the railcars useful life. A summary of this analysis was shared with the Company’s Audit Committee on August 12, 2009. The results of this analysis indicated that the estimated future cash flows exceeded the carrying values of the railcars.
The Company will continue to monitor market and other conditions to determine if a triggering event occurs in the future.

Definitive Proxy Statement on Schedule 14A
Director Compensation page 35
SEC COMMENT:
4.	In future filings, please disclose all assumptions made in the valuation of awards in the stock awards column of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in Management’s Discussion and Analysis. See Instruction to Regulation S-K Item 402(k), which refers to instruction 1 to Item 402(c)(2)(v) and (vi).
REGISTRANT RESPONSE:
There are no assumptions made in the valuation of these director awards as the awards represent the director’s election to take retainer compensation in the form of common shares of the Company rather than in cash. In general, the Company uses the closing price on the date of issuance to compute the number of shares to issue. We will disclose this practice in future filings.
Our directors have the ability to elect stock issuance in lieu of cash compensation. These issuances are made at the director’s election in lieu of cash and consist of retainers compensated through the issuance of common shares. For the stock award retainer specifically disclosed in our Definitive Proxy Statement filed on March 18, 2009, each director received 645 shares of common stock valued at the May 12, 2008 closing price (first business day following the annual meeting) of $43.45. For Cathy Kilbane who was appointed to the Board in December 2007, she also received a partial year retainer in January 2008 after the Company received her acknowledgment and written instructions on method of payment. The price utilized was the closing price on January 18th, the date that the acknowledgment was signed.
We welcome the opportunity to discuss any questions with respect to our responses to the Staff’s comments. Please direct your questions to the undersigned at (419) 891-6387; Naran Burchinow, Vice President, General Counsel and Corporate Secretary at (419) 891-6403; or Richard George, Vice President, Controller and CIO at (419) 891-6309.
Very truly yours,
/s/ Anne Rex
Anne Rex
Assistant Controller